UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170089

DIVISION OF
CORPORATION FINANCE

January 23, 2017

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Re: JPMorgan Chase & Co.

Dear Mr. Dunn:

This is in regard to your letter dated January 20, 2017 concerning the shareholder proposal submitted by John Harrington for inclusion in JPMorgan Chase's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that JPMorgan Chase therefore withdraws its January 12, 2017 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ryan J. Adams
Attorney-Adviser

cc: John C. Harrington
Harrington Investments, Inc.
john@harringtoninvestments.com

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON & FOERSTER LLP

BEIJING, BERLIN, BRUSSELS,
DENVER, HONG KONG, LONDON,
LOS ANGELES, NEW YORK,
NORTHERN VIRGINIA, PALO ALTO,
SAN DIEGO, SAN FRANCISCO, SHANGHAI,
SINGAPORE, TOKYO, WASHINGTON, D.C.

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

January 20, 2017

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of John Harrington

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the "***Company***"), to notify the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") that the Company hereby withdraws the no-action request submitted to the Staff on January 12, 2017 (the "***No-Action Request***") relating to a shareholder proposal and supporting statement (the "***Proposal***") submitted by John Harrington (the "***Proponent***"). The No-Action Request sought confirmation that the Staff would not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the Company excluded the Proposal from its proxy materials for its 2017 Annual Meeting of Shareholders.

We hereby notify the Staff that the Company is withdrawing the No-Action Request because the Proponent has withdrawn the Proposal in an email dated January 18, 2017. A copy of the correspondence from the Proponent to the Company indicating the withdrawal of the Proposal is attached hereto as Exhibit A.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn /RZ

Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: John Harrington
Molly Carpenter, Corporate Secretary, JPMorgan Chase & Co.

Exhibit A

From: Brianna Harrington <brianna@harringtoninvestments.com>
Date: January 18, 2017 at 12:28:01 PM EST
To: <mdunn@mofo.com>
Cc: John Harrington <john@harringtoninvestments.com>, John Chevedden <***FISMA & OMB Memorandum M-07-16***>, Sanford Lewis <sanfordlewis@strategiccounsel.net>
Subject: JPM - Letter to Withdraw

- External Email -

Good morning,

Please see the attached letter. Thank you.

____

Brianna Harrington
Research Analyst
Harrington Investments Inc.
1001 2nd Street Suite 325
Napa, CA 94559
Tel: 707-252-6166 or 800-788-0154
Fax: 707-257-7923
http://harringtoninvestments.com/
This email message is: **CONFIDENTIAL**
This email message is for the sole use of my intended recipient(s) and may contain confidential, privileged information. If you are not my intended recipient, please inform me promptly and destroy this email and all copies. Any unauthorized review, use, disclosure or distribution, including forwarding, of this email by other than my intended recipient is prohibited.

HARRINGTON
INVESTMENTS, INC.

January 17, 2017

Marty P. Dunn
Morrison Foerster
2000 Pennsylvania Ave., NW
Washington, D.C. 2006-1888

Dear Mr. Dunn:

I am in receipt of your letter of January 12, 2017 in regard to my shareholder resolution filed December 1, 2016 at JP Morgan Chase & Co. relating to senior executive compensation. This letter is to withdraw my shareholder proposal conditioned on JP Morgan Chase & Co. withdrawing its No-Action request.

Sincerely,

John C. Harrington

CC: John Chevedden
Sanford Lewis

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW. HARRINGTONINVESTMENTS.COM

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON & FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER, HONG KONG, LONDON, LOS ANGELES, NEW YORK, NORTHERN VIRGINIA, PALO ALTO, SACRAMENTO, SAN DIEGO, SAN FRANCISCO, SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, D.C.

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

January 12, 2017

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of John Harrington

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the "***Company***"), which requests confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), the Company omits the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by John Harrington (the "***Proponent***") from the Company's proxy materials for its 2017 Annual Meeting of Shareholders (the "***2017 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- submitted this letter to the Staff no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Copies of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, via email at mdunn@mofo.com or via facsimile at (202) 887-0763, and to John Harrington via facsimile at (707) 257-7923.

I. THE PROPOSAL

On December 1, 2016, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2017 Proxy Materials. The Proposal reads as follows:

> "**Resolved**, that shareholders request the board of directors issue a report reviewing senior executive compensation policies, to assess the feasibility, above and beyond matters of legal compliance, of requiring senior executives to enter a covenant as part of the contract renewal process in which they would be required, regardless of their personal fault, to reimburse the corporation for a portion of any fine or penalty imposed during the contract period on the corporation by federal or state regulators or courts for activities which pose systemic risk or which are substantially harmful to consumers. Such report should be prepared at reasonable expense and exclude proprietary or legally privileged information.
>
> **Supporting Statement**
>
> A no-fault contractual agreement between JP Morgan Chase and its senior executives may place individual responsibility on executives and their colleagues to curb behavior that creates systemic risk or substantially harms consumers, which often results in losses to shareholders. Such a covenant between our bank and management could not only motivate senior management to be personally responsible for monitoring their own behavior, but also to be on the alert for colleagues' misbehavior and unethical activities."

The resolved clause was preceded by several whereas clauses that are not reproduced in this letter, but are set forth in the copy of the Proposal and related correspondence attached hereto as Exhibit A.

II. EXCLUSION OF THE PROPOSAL

A. Bases for Excluding the Proposal

As discussed more fully below, the Company believes it may properly omit the Proposal from its 2017 Proxy Materials in reliance on the following bases:

- Rule 14a-8(i)(3), as the Proposal contains an objectively false statement that causes the entire Proposal to be materially false and misleading, and as the Proposal is so vague and indefinite as to be materially false and misleading; and

- Rule 14a-8(i)(12)(ii), as the Proposal deals with substantially the same subject matter as two previously submitted shareholder proposals that were included in the Company's 2015 and 2016 proxy materials, and the most recently submitted of those proposals did not receive the support necessary for resubmission.

B. The Proposal May Be Omitted in Reliance on Rule 14a-8(i)(3), As It Contains an Objectively False Statement that Causes the Entire Proposal to be Materially False and Misleading

Rule 14a-8(i)(3) permits a company to omit a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (Sept. 15, 2004), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the language of the proposal or the supporting statement renders the proposal so vague or indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Philadelphia Electric Co.* (Jul. 30, 1992). The Staff has further explained that a shareholder proposal can be materially misleading and therefore excludable under Rule 14a-8(i)(3) when the company and its shareholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

The Company believes that it may properly omit the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8(i)(3), as the Proposal is materially false and misleading, contrary to Rule 14a-9, with regard to its fundamental premise. In the resolved clause of the Proposal, the Proponent states that the Company should require senior executives to enter into a clawback covenant "as part of the contract renewal process." In addition, the first sentence of the Supporting Statement states that "[a] no-fault *contractual agreement* between JP Morgan Chase and its senior executives may place individual responsibility on executives and their colleagues to curb behavior that creates systemic risk or substantially harms consumers, which often results in losses to shareholders" (emphasis added).

The phrase "as part of the contract renewal process" is a demonstrably false statement. The clear implication of this statement is that the Company has employment agreements with its senior executives, and that the Proposal should be implemented during the renewal process of those agreements. The Company, however, has not entered into any employment agreements with its senior executive officers. The Company does enter into award agreements with senior executives, however, those agreements are never "renewed." The Company enters into new agreements with senior executives upon their receipt of awards, which is the overwhelmingly common practice with respect to award agreements. As such, the Proponent's statement in the

Proposal can only be taken to refer to employment agreements, which are commonly renewed after a period of years. As the Company has not entered into such employment agreements with its senior executives, the statement in the Proposal is an objectively false statement. Further, that false statement is fundamental to the operation of the Proposal as effectively there would be no way to implement the Proposal. Accordingly, the Proposal contains an objectively false and misleading statement that is so fundamental to an understanding of the Proposal as to cause the Proposal to be materially false and misleading and contrary to Rule 14a-9.

The Staff has consistently been of the view that a company may exclude shareholder proposals under Rule 14a-8(i)(3) where the company has "demonstrated objectively that certain factual statements in the supporting statement are materially false and misleading such that the proposal as a whole is materially false and misleading." *See Ferro Corp.* (March 17, 2015). *See also General Electric Co.* (Jan. 6, 2009) (proposal was materially false and misleading because of "an underlying assertion" that the company had plurality voting when, in fact, the company had implemented majority voting); *Duke Energy Corp.* (Feb. 8, 2002) (proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors" was materially false and misleading because the company had no nominating committee); and *Conrail Inc.* (Feb. 22, 1996) (proposal was materially false and misleading where it misstated a fundamental provision of a relevant plan). We note that the Staff took a number of positions in 2016 in which it disagreed with a company's view that it could exclude a proposal in reliance on Rule 14a-8(i)(3) (*see, e.g.*, *Bank of America Corp.* (Feb. 9, 2016)); however, in expressing those views the Staff stated the following in each response: "[w]e are also unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading." The Company is of the view that the recent Rule 14a-8(i)(3) precedent is not applicable here as the Company has demonstrated objectively that the fundamental premise of the Proposal is based upon a misstatement that is materially false and misleading such that the Proposal as a whole is materially false and misleading. In this regard, because the false statement forms the foundation for how the Proposal would be implemented (*e.g.*, through a "contract renewal process" that does not exist at the Company), it is clear that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Company is, therefore, of the view that it may properly omit the Proposal and Supporting Statement in reliance on Rule 14a-8(i)(3), as it is materially false and misleading.

C. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(12)(ii), as It Relates to Substantially the Same Subject Matter as Two Previously Submitted Shareholder Proposals that Were Included in the Company's Proxy Materials within the Last Five Years, and the Most Recently Submitted Proposal Did Not Receive the Support Necessary for Resubmission

Under Rule 14a-8(i)(12)(ii), a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years."

1. Overview of Rule 14a-8(i)(12)

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareholder proposals deal with "substantially the same subject matter" does not mean the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended the rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason and meaning of the revision, stating:

> "The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns."[1]

The Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the shareholder proposals or their subject matters be identical for a company to exclude the current proposal. When considering whether the proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken. For example, in *Exxon Mobil Corp.* (Mar. 23, 2012), the Staff concurred with the exclusion of a shareholder proposal requesting that the Board create a comprehensive policy on the company's respect for and commitment to the human right to water. An earlier proposal requested a report on environmental impacts in all of the communities in which it operated including reports regarding its emissions and environmental impacts on land, water and soil. The Staff concurred that the subject matter of both proposals – the human right to water policy and the environmental impact report – was substantially the same and, therefore, the subsequent proposal was excludable. *See also Duke Energy Corp.* (Feb. 19, 2016) (proposal requesting a review and report of the organizations in which the company is a member that may engage in lobbying activities was excludable as it dealt with substantially the same subject matter as a prior proposal that requested a report on the company's policies and procedures governing lobbying as well as the company's membership in and payments to any organization that writes and endorses model legislation); *The Coca-Cola Co.* (Feb. 19, 2016) (proposal requesting the adoption of a policy that in the event of a change in control, there shall be no acceleration of vesting of any equity award granted

[1] *See* SEC Exchange Act Release No. 20091 (Aug. 16, 1983).

to any senior executive officer was excludable as it dealt with substantially the same subject matter as a prior proposal requesting the company to discontinue the release of unvested restricted stock awards and unvested PSU awards to senior executives); *Wells Fargo & Co.* (Feb. 11, 2009) (proposal requesting a report of the company's home preservation rates from 2003 to 2008 and requesting data therein be disaggregated based on race was excludable as it dealt with substantially the same subject matter as prior proposals that requested a report on the racial and ethnic disparities in the cost of loans provided by the company); *Eastman Chemical Co.* (Feb. 28, 1997) (proposal requesting a report on the legal issues related to the supply of raw materials to tobacco companies was excludable as it dealt with substantially the same subject matter as a prior proposal requesting the company to divest a product line that produced materials to manufacture cigarette filters); and *Wyeth* (Feb. 15, 2008) (proposal requesting a report on the company's exportation of animal experimentation and the extent to which the company adheres to animal welfare standards in foreign countries was excludable because it dealt with substantially the same subject matter as a previously submitted proposal requesting that the company adopt and post an Animal Welfare Act policy and a report requesting an explanation of the extent to which laboratories adhere to such policy, as well as another previously submitted proposal requesting the board to issue a policy statement publically committing to use *in vitro* tests in specific situations and generally committing to the elimination of product testing on animals).

Further, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) even when the proposals recommended that the company take different actions. *See Medtronic Inc.* (June 2, 2005) and *Bank of America Corp.* (Feb. 25, 2005) (concurring that proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Saks Inc.* (Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); and *Pfizer Inc.* (Feb. 25, 2008) (concurring that a proposal requesting a report on the rationale for increasingly exporting the company's animal experimentation to countries that have substandard animal welfare regulations was excludable as it dealt with substantially the same subject matter as previous proposals on animal care and testing including a proposal requesting a report on the feasibility of amending the company's animal care policy to extend to all contract laboratories and a proposal requesting a policy statement committing to the use of *in vitro* tests in place of other specific animal testing methods). In addition, in *ConocoPhillips* (Mar. 5, 2009), the Staff clarified that variations in supporting statements did not impact the applicability of Rule 14a-8(i)(12).

The Staff has applied the "substantive concerns" standard broadly across social and policy issues. The precedent discussed above demonstrates that despite differing language and actions requested, proposals that shared the same underlying concerns were found to be excludable under Rule 14a-8(i)(12). Applying this standard, if a new shareholder proposal deals with the same substantive concerns as two prior proposals that were included in a company's proxy materials and submitted to a vote of shareholders within the preceding five years, Rule 14a-8(i)(12)(ii) then permits exclusion of that new proposal if (1) such a prior proposal was included in the company's proxy materials for a meeting held within the previous three calendar years and (2) the most recent prior proposal received less than 6% of the vote on its submission to shareholders.

2. The Proposal Deals with Substantially the Same Subject Matter as Two Shareholder Proposals that Were Included in the Company's Proxy Materials in the Last Five Years

The substance of the Proposal raises the same substantive concerns and relates to "substantially the same subject matter" as two previously submitted proposals (collectively, the "***Previous Proposals***"). First, the Company included a substantively identical shareholder proposal entitled "Clawback Amendment" for the annual meeting held on May 17, 2016 (the "***2016 Proposal***," attached as Exhibit B). That proposal, submitted by John Chevedden for Kenneth Steiner, requested:

> "RESOLVED, shareholders urge our Board of Directors to amend the General Clawback policy to provide that a substantial portion of annual total compensation of Executive Officers, identified by the board, shall be deferred and be forfeited in part or in whole, at the discretion of Board, to help satisfy any monetary penalty associated with any violation of law regardless of any determined responsibility by any individual officer; and that this annual deferred compensation be paid to the officers no sooner than 10 years after the absence of any monetary penalty; and that any forfeiture and relevant circumstances be reported to shareholders. These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.
>
> President William Dudley of the New York Federal Reserve outlined the utility of what he called a performance bond. "In the case of a large fine, the senior management ... would forfeit their performance bond .... Each individual's ability to realize their deferred debt compensation would depend not only on their own behavior, but also on the behavior of their colleagues. This would create a strong incentive for individuals to monitor the actions of their colleagues, and to call attention to any issues .... Importantly, individuals would not be able to "opt out" of the firm as a way of escaping the problem. If a person knew that something is amiss and decided to leave the firm, their deferred debt compensation would still be at risk."
>
> The statute of limitations under the FIRREA is 10 years, meaning that annual deferral period should be 10 years.

Please vote to protect shareholder value."

Second, the Company included a shareholder proposal submitted by Office of the Comptroller of the City of New York in its 2015 proxy materials for the annual meeting held on May 19, 2015 (the "***2015 Proposal***," attached as Exhibit C), which requested:

> "RESOLVED, that shareholders of JP Morgan Chase & Co. ("JPMorgan") urge the board of directors ("Board") to adopt a policy (the "Policy") that JPMorgan will disclose annually whether it, in the previous fiscal year, recouped any incentive compensation from any senior executive or caused a senior executive to forfeit an incentive compensation award as a result of applying JPMorgan clawback provisions. "Senior executive" includes a former senior executive.
>
> The Policy should provide that the general circumstances of the recoupment or forfeiture will be described. The Policy should also provide that if no recoupment or forfeiture of the kind described above occurred in the previous fiscal year, a statement to that effect will be made. The disclosure requested in this proposal is intended to supplement, not supplant, any disclosure of recoupment or forfeiture required by law or regulation."

Despite some variance in the language of the Proposal compared to the Prior Proposals, the Proposal and the Previous Proposals address the same substantive concern — the recoupment, or "clawback," of compensation from executive officers.

Regarding the Proposal and the 2016 Proposal, as noted above, both proposals clearly focus on the recoupment of executive compensation in the event of monetary penalties. In addition, both proposals would require recoupment regardless of personal fault of the executives. Further, the supporting statements for the proposals make clear that they share a common purpose: monitoring corporate behavior. The Supporting Statement states that the Proposal is designed to "motivate senior management to be personally responsible for monitoring their own behavior, [and] also to be on the alert for colleagues' misbehavior and unethical activities." Similarly, the supporting statement of the 2016 Proposal indicates that the goal of the proposal is to "create a strong incentive for individuals to monitor the actions of their colleagues, and to call attention to any issues." We note that the Proposal would subject senior executive officer compensation to clawback for fines or penalties imposed on the Company "for activities which pose systemic risk or which are substantially harmful to consumers," while the 2016 Proposal would impose clawbacks upon executive officer compensation for "any violation of law." Although the scope of the clawback is different, the clawback circumstances in the Proposal are largely subsumed by the 2016 Proposal, as the clawback described in the 2016 Proposal would apply broadly to violations of law or regulation, including the violations described in the Proposal. As discussed above with respect to *Exxon Mobil* and *General Motors*, however, even when a proposal differs in scope from a past proposal, the Staff has concurred that the proposal could be excluded pursuant to Rule 14a-8(i)(12) if the proposals address the same substantive concern. *See also Bank of America Corp.* (Jan. 11, 2007) (concurring that a proposal requesting that the company provide a report on political contributions that contains information specified in the proposal was excludable under Rule 14a-8(i)(12) when an earlier proposal did not address as broad a range of types of political payments). We further note the differences in method of recoupment between the proposals. The Proposal requests a clawback contractual covenant entered into by senior executive officers, while the 2016 Proposal requests that a "substantial portion" of executive officer compensation be deferred for a period of 10 years in order to pay for any monetary penalty or fine. However, even when a proposal differs in the requested action from a past proposal, the Staff has concurred that the proposal could be excluded pursuant to Rule 14a-8(i)(12) if the proposals address the same substantive concern, and the actions requested in the Proposal and the 2016 Proposal are no more dissimilar than many proposals discussed in the above precedent. *See, e.g., Saks Inc.* (a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code compared to a proposal requesting a report on the company's vendor labor standards and compliance mechanism); and *Eastman Chemical Co.* (a proposal requesting a report on the legal issues related to the supply of raw materials to tobacco companies compared to a proposal requesting the company to divest a product line that produced materials to manufacture cigarette filters). Like the proposals in *Saks Inc.* and *Eastman Chemical Co.* (as well as other precedent cited above), the Proposal and the 2016 Proposal differ in scope and in method of recoupment but address the same substantive concern.

Regarding the Proposal and the 2015 Proposal, as noted above, both proposals clearly focus on the recoupment of executive compensation. The most notable difference between the two proposals is the action requested by the proponent to implement the proposal; the Proposal requests a contractual covenant entered into by senior executive officers that would result in the clawback of compensation in the future under certain circumstances, while the 2015 Proposal requests the adoption of a policy that would require disclosure as to whether there were any clawbacks in the previous year under the Companies clawback provisions. The Proposal and the 2015 Proposal also differ in the circumstances related to the recoupment of compensation. The Proposal would require recoupment "to reimburse the corporation for a portion of any fine or penalty imposed during the contract period on the corporation by federal or state regulators or courts for activities which pose systemic risk or which are substantially harmful to consumers," while the 2015 Proposal addresses recoupment under the Company's clawback provisions. As discussed above, however, the Staff has made clear that even when a proposal differs in the requested action from a past proposal, the proposal may be excluded pursuant to Rule 14a-8(i)(12) if the proposals address the same substantive concern, and the actions requested in the Proposal and the 2015 Proposal relate to the same substantive concern in the same manner as the proposals discussed in the above precedent. As such, the Company is of the view that the above discussion makes clear that the Proposal and the 2015 Proposal differ in the actions requested but address the same substantive concern.

For the reasons set forth above, the Company is of the view that the Proposal and the Previous Proposals address the same substantive concern – recoupment of executive compensation – and, therefore, the proposals deal with "substantially the same subject matter" for purposes of Rule 14a-8(i)(12).

3. *The Proposal is Excludable Because the Previous Proposal Did Not Receive the Support Necessary for Resubmission and the Previous Proposal was Included in Proxy Materials for a Meeting held within Three Years of the 2017 Annual Meeting*

Where a previous proposal (or proposals) addressed substantially the same subject matter as a current proposal, a company may exclude the current proposal under Rule 14a-8(i)(12) if the percentage of shareholder votes cast for the most recent previous proposal falls below certain thresholds, and the shareholders meeting for the current proposal occurs within three years of the most recent previous proposal. The 2016 Proposal and 2015 Proposal were included in the Company's proxy materials for the 2016 and 2015 annual meetings, respectively, and, as discussed above, the Company is of the view that the Previous Proposals deal with substantially the same subject matter as the Proposal. Assuming the Staff concurs with the Company's view that the Proposal and the Previous Proposals deal with substantially the same subject matter, the Company may exclude the Proposal from its 2017 Proxy Materials under Rule 14a-8(i)(12)(ii) if a Previous Proposal received less than 6% of the vote when it was last voted upon. The 2016 Proposal is the Previous Proposal that was last voted upon. The voting calculation under Rule 14a-8(i)(12) requires consideration only of votes for and votes against a proposal; abstentions and broker non-votes are not included. *See* Staff Legal Bulletin 14 (July 13, 2001) ("***Staff Legal Bulletin 14***"). Staff Legal Bulletin 14 provides the following formula for calculating the voting percentage for purposes of Rule 14a-8(i)(12): Votes for the Proposal / (Votes against the Proposal + Votes for the Proposal) = Voting Percentage. As reported in the Company's Current Report on Form 8-K filed on May 19, 2016 (attached as Exhibit D), shareholders cast 115,813,279 votes in favor of, and 2,695,993,548 votes against, the 2016 Proposal. Under the Staff Legal Bulletin 14 methodology, the 2016 Proposal received 4.12% of the vote: 115,813,279 / (115,813,279 + 2,695,993,548) = 115,813,279 / 2,811,806,827 = 0.04118.

Thus, the 2016 Proposal failed to receive 6% of the vote for purposes of Rule 14a-8(i)(12) at the Company's 2016 Annual Meeting.

In summary, the Company is of the view that all of the requirements for excluding the Proposal pursuant to Rule 14a-8(i)(12)(ii) are present, as follows:

- The Proposal deals with substantially the same subject matter as the Previous Proposals;
- The Company included the two Previous Proposals in its proxy materials within the preceding 5 calendar years (the 2015 and 2016 proxy materials);
- A Previous Proposal received less than a 6% vote the last time it was submitted to shareholders (the 2016 Proposal received 4.12% at the 2016 Annual Meeting); and

- The Proposal was submitted for a meeting (the 2017 Annual Meeting) to be held within 3 calendar years of the last time it was included (the 2016 proxy materials).

Accordingly, the Company is of the view that it may exclude the Proposal in reliance on Rule 14a-8(i)(12)(ii).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2017 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn / RZ

Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: John Harrington
Molly Carpenter, Corporate Secretary, JPMorgan Chase & Co.

Exhibit A

From:	Brianna Harrington
To:	Corporate Secretary
Subject:	Shareholder Proposal
Date:	Thursday, December 01, 2016 5:44:02 PM
Attachments:	JPM Schwab POO Signed.pdf JPM Signed file Ltr.pdf Resolution JPM for 2017 Proxy.pdf
Importance:	High

Good afternoon,

Harrington Investments, Inc. (HII) is submitting a shareholder proposal for inclusion in the JP Morgan Chase & Co. 2017 proxy material for the annual meeting of shareholders. Attached is our formal file letter, proof of ownership, and the proposal itself. Please confirm receipt of this email and it's contents. If you have any questions, you may contact us via phone or email.

Thank you.

____

Brianna Harrington
Research Analyst
Harrington Investments Inc.
1001 2nd Street Suite 325
Napa, CA 94559
Tel: 707-252-6166 or 800-788-0154
Fax: 707-257-7923
http://harringtoninvestments.com/
This email message is: **CONFIDENTIAL**
This email message is for the sole use of my intended recipient(s) and may contain confidential, privileged information. If you are not my intended recipient, please inform me promptly and destroy this email and all copies. Any unauthorized review, use, disclosure or distribution, including forwarding, of this email by other than my intended recipient is prohibited.

HARRINGTON
INVESTMENTS, INC.

December 1, 2016

JP Morgan Chase & Co.,
Office of the Secretary,
270 Park Avenue,
New York, NY 10017

RE: Shareholder Proposal

Dear Corporate Secretary,

As a shareholder in JP Morgan Chase & Co., I am filing the enclosed shareholder resolution pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 for inclusion in the JP Morgan Chase & Co. Proxy Statement for the 2017 annual meeting of shareholders.

I am the beneficial owner of at least $2,000 worth of JP Morgan Chase & Co. stock. I have held the requisite number of shares for over one year, and plan to hold sufficient shares in JP Morgan Chase & Co. through the date of the annual shareholders' meeting. In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, verification of ownership will be provided under separate cover. I or a representative will attend the stockholders' meeting to move the resolution as required by SEC rules.

If you have any questions, I can be contacted at (707) 252-6166.

Sincerely,

John C. Harrington

President
Harrington Investments, Inc.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW. HARRINGTONINVESTMENTS.COM

Whereas, since 2010 our Company has paid more than $28 Billion in penalties and fines across at least 10 different types of offenses including securities and mortgage abuses, banking and investor and consumer protection violations, foreign exchange and energy and interest market manipulations;

Whereas, during this time the Company claims to have "undertaken a significant effort to examine how we can more rigorously…adhere to … high ethical standards" and recognizes the effort "requires constant vigilance and steadfast commitment",

Whereas, in these efforts our executives and officers have created dozens of new committees and job titles, re-organized its organizational chart and produced thousands of pages of internal behavioral reviews and reports,

Whereas, our Company was yet again in the press for agreeing to a settlement of approximately $264 million to resolve civil and criminal charges stemming from "Sons and Daughters" hiring practices in Asia which have been characterized by an Assistant US Attorney General as "corruption, plain and simple."

Whereas, our Company's engagement in business conduct creating systemic risk --despite the new committees and accountability reports-- may continue to harm stakeholders, while senior management and directors have largely escaped financial hardship and individual and collective responsibility;

Whereas, in the 2015 publication *Better Bankers, Better Banks: Promoting Good Business Through Contractual Commitment* the professor-authors argue that a covenant between financial executives and their bank, requiring personal liability for a portion of any fines and fraud-based judgments the bank enters into, including legal settlements, is a needed change to post-crisis banking culture to help reduce unfair shareholder losses for corporate employee misconduct,

Resolved, that shareholders request the board of directors issue a report reviewing senior executive compensation policies, to assess the feasibility, above and beyond matters of legal compliance, of requiring senior executives to enter a covenant as part of the contract renewal process in which they would be required, regardless of their personal fault, to reimburse the corporation for a portion of any fine or penalty imposed during the contract period on the corporation by federal or state regulators or courts for activities which pose systemic risk or which are substantially harmful to consumers. Such report should be prepared at reasonable expense and exclude proprietary or legally privileged information.

Supporting Statement

A no-fault contractual agreement between JP Morgan Chase and its senior executives may place individual responsibility on executives and their colleagues to curb behavior that creates systemic risk or substantially harms consumers, which often results in losses to shareholders. Such a covenant between our bank and management could not only motivate senior management to be personally responsible for monitoring their own behavior, but also to be on the alert for colleagues' misbehavior and unethical activities.

Advisor Services

charles SCHWAB

PO BOX 982603
EL PASO, TX 79998

December 1, 2016

JP Morgan Chase & Co.,
Office of the Secretary,
270 Park Avenue,
New York, NY 10017

RE: Account *** FISMA & OMB Memorandum M-07-16 ***
HARRINGTON INV INC 401K PLAN

Dear Corporate Secretary:

This letter is to confirm that Charles Schwab is the record holder for the beneficial owner of the Harrington Investments, Inc. 401K Plan account and which holds in the account 100 shares of common stock in JP Morgan Chase & Co. These shares have been held continuously for at least one year prior to and including December 1, 2016.

The shares are held at Depository Trust Company under the Participant Account Name of Charles Schwab & Co., Inc., number 0164.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Should additional information be needed, please feel free to contact me directly at 877-393-1951 between the hours of 11:30am and 8:00pm EST.

Sincerely,

Melanie Salazar
Advisor Services
Charles Schwab & Co. Inc.

From:	Corporate Secretary
To:	"Brianna Harrington"
Cc:	Corporate Secretary; Scott, Linda E; Caracciolo, Irma R.
Subject:	JPMC Shareholder Proposal - Harrington
Date:	Tuesday, December 06, 2016 11:18:56 AM
Attachments:	[Untitled].pdf

Dear Ms. Harrington
Attached is a copy of our letter regarding the shareholder proposal submitted for inclusion in the proxy materials relating to JPMC's 2017 Annual Meeting of Shareholders.

Regards
Irma Caracciolo

Irma R. Caracciolo | JPMorgan Chase |Vice President and Assistant Corporate Secretary |270 Park Avenue, Mail Code: NY1-K721, New York, NY 10017 | ☎ W: 212-270-2451 | F: 212-270-4240 | F: 646-534-2396| caracciolo_irma@jpmorgan.com

---

From: Brianna Harrington [mailto:brianna@harringtoninvestments.com]
Sent: Thursday, December 01, 2016 5:43 PM
To: Corporate Secretary
Subject: Shareholder Proposal
Importance: High

Good afternoon,

Harrington Investments, Inc. (HII) is submitting a shareholder proposal for inclusion in the JP Morgan Chase & Co. 2017 proxy material for the annual meeting of shareholders. Attached is our formal file letter, proof of ownership, and the proposal itself. Please confirm receipt of this email and it's contents. If you have any questions, you may contact us via phone or email.

Thank you.

____
Brianna Harrington
Research Analyst
Harrington Investments Inc.
1001 2nd Street Suite 325
Napa, CA 94559
Tel: 707-252-6166 or 800-788-0154
Fax: 707-257-7923
http://harringtoninvestments.com/
This email message is: **CONFIDENTIAL**
This email message is for the sole use of my intended recipient(s) and may contain confidential, privileged information. If you are not my intended recipient, please inform me promptly and destroy this email and all copies. Any unauthorized review, use, disclosure or distribution, including forwarding, of this email by other than my intended recipient is prohibited.

JPMorgan Chase & Co.

Irma Caracciolo
Vice President
Office of the Secretary

VIA EMAIL

December 6, 2016

Mr. John Harrington
Harrington Investments, Inc.
1001 2nd Street
Suite 325
Napa, CA 94559

Dear Mr. Harrington:

This will acknowledge receipt of a letter dated December 1, 2016, whereby you advised JPMorgan Chase & Co. of your intention to submit a proposal regarding a senior executive compensation report to be voted upon at our 2017 Annual Meeting.

Sincerely,

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 2451 Facsimile 212 270 4240 caracciolo_irma@jpmorgan.com

Exhibit B

Proposal 8

Clawback amendment — defer compensation for 10 years to help satisfy any monetary penalty associated with violation of law

John Chevedden, as agent for Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** the holder of shares of our common stock with a market value in excess of $2,000, has advised us that he intends to introduce the following resolution:

RESOLVED, shareholders urge our Board of Directors to amend the General Clawback policy to provide that a substantial portion of annual total compensation of Executive Officers, identified by the board, shall be deferred and be forfeited in part or in whole, at the discretion of Board, to help satisfy any monetary penalty associated with any violation of law regardless of any determined responsibility by any individual officer; and that this annual deferred compensation be paid to the officers no sooner than 10 years after the absence of any monetary penalty; and that any forfeiture and relevant circumstances be reported to shareholders. These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

President William Dudley of the New York Federal Reserve outlined the utility of what he called a performance bond. "In the case of a large fine, the senior management ... would forfeit their performance bond .... Each individual's ability to realize their deferred debt compensation would depend not only on their own behavior, but also on the behavior of their colleagues. This would create a strong incentive for individuals to monitor the actions of their colleagues, and to call attention to any issues .... Importantly, individuals would not be able to "opt out" of the firm as a way of escaping the problem. If a person knew that something is amiss and decided to leave the firm, their deferred debt compensation would still be at risk."

The statute of limitations under the FIRREA is 10 years, meaning that annual deferral period should be 10 years.

Please vote to protect shareholder value:

Clawback Amendment — Proposal 8

FISMA & OMB Memorandum M-07-16

BOARD RESPONSE TO PROPOSAL 8

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

JPMorgan Chase's clawback provisions are broader and more flexible than the proposed amendment, are long-standing and they work.

We maintain comprehensive recovery provisions that serve to hold executives accountable, when appropriate, for significant actions or items that negatively affect business performance in current or future years. The proposed policy would, by contrast, impose a monetary penalty, regardless of the responsibility of the individual officer.

To hold individuals responsible for taking risks inconsistent with the Firm's risk appetite and to discourage future imprudent behavior, policies and procedures that enable us to take prompt and proportionate actions with respect to accountable individuals include:

1. Reduction of annual incentive compensation (in full or in part);
2. Cancellation of unvested awards (in full or in part);
3. Recovery of previously paid compensation (cash and/or equity); and
4. Taking appropriate employment actions (e.g., termination of employment, demotion, negative rating).

The precise actions we take with respect to accountable individuals are based on the nature of their involvement, the magnitude of the event and the impact on the Firm.

In addition, clawback/recoupment provisions on both cash incentives and equity awards enable us to reduce or cancel unvested awards and recover previously paid compensation in certain situations. Clawbacks can be triggered by restatements, misconduct, performance-related and/or risk-related concerns, and may cover both vested and unvested awards.

We have a history of invoking these clawback provisions to recover compensation and, where warranted, have publicly disclosed the details of such actions. In 2015, our Board went further in this regard and adopted a policy requiring public disclosure in the event the Firm recoups any incentive compensation from members of the Operating Committee or the Firm's Controller.

The proposed amendment, on the other hand, would impose clawbacks solely for a monetary penalty associated with a violation of law and does not contemplate recovery of compensation once it has been paid. Our clawback provisions and newly adopted clawback disclosure policy are described in detail beginning on page 62 of this proxy statement.

Strong ownership and retention requirements further strengthen the connection between executives and shareholders.

The majority of NEO variable compensation is in the form of JPMorgan Chase equity, and is subject to mandatory deferral until vesting. Under the PSU program introduced this year, PSU awards will vest after three years but will be subject to an additional two year holding period. In addition, members of the Operating Committee, including our NEOs, are subject to specific share ownership requirements that are designed to further enhance the alignment of their interests with those of our shareholders. A detailed description of our ownership guidelines and retention requirements is on page 60 of this proxy statement.

Risk and control issues (including settlement payments and fines) are integrated into our compensation framework.

To encourage a culture of risk awareness and personal accountability, we approach our incentive compensation arrangements through an integrated risk, finance, compensation and performance management framework applied at the Firm, regional, and line of business/corporate levels. The Firm conducts quarterly control forums to discuss material risk and control issues (including settlement payments and fines) that may result in a compensation pool or individual compensation impact. Significant governmental and regulatory actions ordinarily have a negative impact on relevant incentive compensation pools insofar as the determination of such pools, while not formulaic, involves consideration of risk and control issues (including settlement payments and fines), in addition to other performance considerations such as financial performance. A detailed description of our risk review process is provided under the heading "How do we address risk & control?" on page 61 of this proxy statement.

The proposed amendment is overly prescriptive and would put JPMorgan Chase at a significant competitive disadvantage in attracting and retaining talent.

The proposed policy would impose a monetary penalty, regardless of the responsibility of the individual officer. The policy would impose a 10-year deferral period that would hold officers at risk of excessively punitive action and is not consistent with peer practices. We believe the proposed policy would put the Firm at a competitive disadvantage in recruiting executive talent.

The Board of Directors recommends a vote **AGAINST** this proposal.

Exhibit C

Proposal 10

Clawback disclosure policy — disclose whether the Firm recouped any incentive compensation from senior executives

Office of the Comptroller of the City of New York, One Centre Street, Room 629, New York, NY 10007, as custodian and a trustee of the New York City Employees' Retirement System, New York City Fire Department Pension Fund, New York City Police Pension Fund, New York, City Teachers' Retirement System, and as custodian of the New York City Board of Education Retirement System (collectively "The Funds"), each of which are the beneficial owners of our common stock with a market value in excess of $2,000, has advised us that they intend to introduce the following resolution, which is cosponsored by the UAW Retiree Medical Benefits Trust, the holder of 1,399,909 shares of our common stock:

RESOLVED, that shareholders of JP Morgan Chase & Co. ("JPMorgan") urge the board of directors ("Board") to adopt a policy (the "Policy") that JPMorgan will disclose annually whether it, in the previous fiscal year, recouped any incentive compensation from any senior executive or caused a senior executive to forfeit an incentive compensation award as a result of applying JPMorgan clawback provisions. "Senior executive" includes a former senior executive.

The Policy should provide that the general circumstances of the recoupment or forfeiture will be described. The Policy should also provide that if no recoupment or forfeiture of the kind described above occurred in the previous fiscal year, a statement to that effect will be made. The disclosure requested in this proposal is intended to supplement, not supplant, any disclosure of recoupment or forfeiture required by law or regulation.

SUPPORTING STATEMENT

As long-term shareholders, we believe compensation policies should promote sustainable value creation. We believe disclosure of the use of recoupment provisions would reinforce behavioral expectations and communicate concrete consequences for misconduct.

JPMorgan has mechanisms in place to recoup certain incentive compensation. JPMorgan can recoup equity compensation from Operating Committee members and certain other senior employees for material restatement of the firm's financial results, conduct detrimental to the firm, and failure to identify material risks, among other circumstances.

In recent years, JPMorgan has spent at least $15.5 billion to settle claims involving various kinds of wrongdoing:

- In November 2014, JPMorgan paid approximately $1 billion to three regulators in the U.K. and U.S. for allegedly rigging foreign-exchange benchmarks. (http://www.bloomberg.com/news/2014-11-12/banks-to-pay-3-3-billion-in-fx-manipulation-probe.html)
- In February 2014, JPMorgan paid approximately $614 million for allegedly violating the False Claims Act by knowingly originating and underwriting non-compliant mortgage loans insured and guaranteed by two U.S. government agencies.
- In November 2013, JPMorgan paid $13 billion for allegedly regularly overstating the quality of mortgages it sold to investors.
- In September 2013, JPMorgan agreed to pay $920 million to settle charges it misstated financial results and lacked effective internal controls at its Chief Investment Office (CIO), which suffered massive trading losses.

Except in the case involving the CIO, JPMorgan has not made any proxy statement disclosure regarding the application of its clawback provisions in response to the settlements into which it has entered in recent years or as a result of any detrimental conduct.

Such disclosure would allow shareholders to evaluate the Compensation and Management Development Committee's use of the recoupment mechanism. In our view, disclosure of recoupment from senior executives below the named executive officer level, recoupment from whom is already required to be disclosed under SEC rules, would be useful for shareholders because these executives may have business unit responsibilities or otherwise be in a position to take on substantial risk or affect key company policies.

We are sensitive to privacy concerns and urge JPMorgan's Policy to provide for disclosure that does not violate privacy expectations (subject to laws requiring fuller disclosure).

We urge shareholders to vote FOR this proposal.

BOARD RESPONSE TO PROPOSAL 10

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

Our compensation philosophy reflects our Board's commitment to transparency. As a Firm, we believe that an essential component of good governance is transparent disclosure to shareholders relating to our executive compensation program. Specifically, we believe that all material terms of our executive pay program, and any actions on our part in response to significant events, should be disclosed to shareholders, as appropriate, in order to provide them with enough information and context to assess our program and practices, and their effectiveness.

Our clawback provisions are rigorous and extensive. As described in the Compensation Discussion & Analysis section of this proxy statement, we maintain comprehensive recovery provisions that serve to hold executives accountable, when appropriate, for significant actions or items that negatively affect business performance in current or future years. Clawback/recoupment provisions on both cash incentives and equity awards enable us to reduce or cancel unvested awards and recover previously paid compensation in certain situations. Clawbacks can be triggered by restatements, misconduct, performance-related and/or risk-related concerns, and may cover both vested and unvested awards. For more information on our recovery provisions, please see "How do we address risk and control?" on page 54 of this proxy statement.

We have previously disclosed clawbacks. We have previously disclosed, both voluntarily and as required by our regulators, when we have applied clawbacks to senior executives and we anticipate that if circumstances caused clawbacks to be applied again to senior executives we would disclose such action, including through the filing of an SEC Form 4 if equity awards to current senior executives were affected.

- In 2013, in response to the CIO incident, we recovered more than $100 million of compensation through these mechanisms and indicated that this was the maximum amount recoverable under all applicable provisions. This was disclosed in Form 4 filings and in our proxy statement.

The proposed disclosure requirement is overly prescriptive and may result in disclosure that is misleading to shareholders. The proposal's requirement that "if no recoupment or forfeiture … occurred in the previous fiscal year, a statement to that effect will be made" could mislead shareholders into concluding that no actions had been taken to address any misconduct issues. The Firm does not tolerate misconduct. Where performance reviews or other circumstances show that an individual is not meeting expectations or acts contrary to our standards, the Firm may undertake a number of measures. However, recovering previously paid compensation through clawback/recovery provisions is merely one of the tools available to address such issues and should not be over emphasized as compared to other potential courses of action, not all of which are quantifiable. These include changes in job responsibility, additional training, further formal reviews or disciplinary action, such as compensation actions affecting current, future or prior years and/or termination.

The precise actions we take with respect to individuals are based on the nature of their involvement, the magnitude of the event and the financial and reputational impact on the Firm. Actions may be significant and material to the individual without necessarily constituting a "recoupment or forfeiture."

Our compensation policies and practices are consistent with legal and regulatory requirements. The Board approves compensation actions for executive officers. The Firm reviews such actions with our primary regulators and complies with all applicable legal and regulatory requirements, including those regarding disclosure of recoupment or forfeiture.

The Board of Directors recommends a vote **AGAINST** this proposal.

Exhibit D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
the Securities Exchange Act OF 1934

Date of Report (Date of earliest event reported): May 17, 2016

JPMORGAN CHASE & CO.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

1-05805	**13-2624428**
(Commission File Number)	(I.R.S. Employer Identification No.)
270 Park Avenue, New York, New York	**10017**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 270-6000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders.

(a) Registrant held its Annual Meeting of Shareholders on Tuesday, May 17, 2016; 3,230,798,213 shares were represented in person or by proxy, or 88.23% of the total shares outstanding.

(b) The results of shareholder voting on the proposals presented were as follows:

MANAGEMENT PROPOSALS:

Proposal 1- Shareholders elected the 11 director nominees named in the Proxy Statement

Name	For	Against	Abstain	Broker Non-Votes
Linda B. Bammann	2,802,429,141	16,132,555	7,752,606	404,483,911
James A. Bell	2,793,455,469	26,862,786	5,996,047	404,483,911
Crandall C. Bowles	2,801,941,304	18,295,663	6,077,335	404,483,911
Stephen B. Burke	2,746,794,414	73,436,197	6,083,691	404,483,911
James S. Crown	2,780,382,646	39,808,278	6,123,378	404,483,911
James Dimon	2,696,237,853	109,134,183	20,942,266	404,483,911
Timothy P. Flynn	2,807,349,058	12,956,863	6,008,381	404,483,911
Laban P. Jackson, Jr.	2,774,644,611	45,416,085	6,253,606	404,483,911
Michael A. Neal	2,806,974,324	12,891,461	6,448,517	404,483,911
Lee R. Raymond	2,734,452,770	85,850,961	6,010,571	404,483,911
William C. Weldon	2,745,678,655	74,668,434	5,967,213	404,483,911

Proposal 2 - Shareholders approved the Advisory Resolution to Approve Executive Compensation

For	Against	Abstain	Broker Non-Votes
2,592,296,529	211,917,975	22,099,798	404,483,911
91.72%	7.50%	0.78%	

Proposal 3 - Shareholders ratified the appointment of PricewaterhouseCoopers LLP as Registrant's Independent Registered Public Accounting Firm for 2016

For	Against	Abstain	Broker Non-Votes
3,177,951,726	46,654,212	6,192,275	0
98.36%	1.44%	0.19%	

SHAREHOLDER PROPOSALS:

Proposal 4 - Shareholders did not approve the proposal on Independent Board Chairman - Require an Independent Chair

For	Against	Abstain	Broker Non-Votes
922,821,345	1,890,068,955	13,424,002	404,483,911
32.65%	66.87%	0.47%	

Proposal 5 - Shareholders did not approve the proposal on How Votes are Counted - Count Votes Using Only For and Against and Ignore Abstentions

For	**Against**	**Abstain**	**Broker Non-Votes**
220,394,727	2,592,496,739	13,422,836	404,483,911
7.80%	91.73%	0.47%	

Proposal 6 - Shareholders did not approve the proposal on Vesting for Government Service - Prohibit Vesting of Equity-Based Awards for Senior Executives due to Voluntary Resignation to Enter Government Service

For	**Against**	**Abstain**	**Broker Non-Votes**
732,108,104	2,052,690,778	41,515,420	404,483,911
25.90%	72.63%	1.47%	

Proposal 7 - Shareholders did not approve the proposal on Appoint a Stockholder Value Committee - Address Whether Divestiture of All Non-Core Banking Business Segments Would Enhance Shareholder Value

For	**Against**	**Abstain**	**Broker Non-Votes**
81,802,889	2,702,027,498	42,483,915	404,483,911
2.89%	95.60%	1.50%	

Proposal 8 - Shareholders did not approve the proposal on Clawback Amendment - Defer Compensation for 10 Years to Help Satisfy any Monetary Penalty Associated with Violation of Law

For	**Against**	**Abstain**	**Broker Non-Votes**
115,813,279	2,695,993,548	14,507,475	404,483,911
4.10%	95.39%	0.51%	

Proposal 9 - Shareholders did not approve the proposal on Executive Compensation Philosophy - Adopt a Balanced Executive Compensation Philosophy with Social Factors to Improve the Firm's Ethical Conduct and Public Reputation

For	**Against**	**Abstain**	**Broker Non-Votes**
132,539,247	2,580,446,670	113,328,385	404,483,911
4.69%	91.30%	4.01%	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JPMORGAN CHASE & CO.

By: /s/ Molly Carpenter

Name: Molly Carpenter
Title: Corporate Secretary

Date: May 19, 2016